Prior to September 19, 2009, Lehman Brothers, Inc. ("LBI") served as the exclusive prime broker for the SLCP Fund's short sales. Due to severe financial difficulties, LBI's business is currently being liquidated under the Securities Investor Protection Act. The trustee for the liquidation proceedings ("the Liquidation Trustee") has taken a position with respect to the valuation date for the SLCP Funds short positions which Fund management believes to be incorrect and materially disadvantageous to the SLCP Fund. While efforts to resolve this dispute are still being pursued, a partial settlement of this dispute with the Liquidation Trustee was reached on March 13, 2009. Under the partial settlement, the SLCP Fund has established an escrow account at the SLCP
Funds custodian bank with respect to the amount in dispute ($18,179,102.19). THE SUBSTANCE OF THE DISPUTE ITSELF HAS
NOT BEEN RESOLVED. While the dispute remains unresolved, assets in the escrow account are invested in a money market fund not affiliated with Fifth Third Funds and therefore are not invested in accordance with the SLCP Funds investment strategy described on page 2. These assets also are not available to meet the SLCP Funds general obligations. The amount in the escrow account is subject to change due to, among other things, escrow account fees and investment results. Given the above uncertainties, the benefits of a favorable outcome are too speculative to be included in the SLCP Funds share value calculation.
Therefore, the SLCP Funds per-share net asset value continues to reflect a negative outcome. Shareholders who redeem shares prior to resolution of the dispute will lose the right to benefit, should the outcome be favorable.
While the SLCP Fund is
pressing for an acceptable resolution of the dispute, it is anticipated that the above-described circumstances may continue for a protracted period, and it is unclear whether the dispute will be resolved in a manner favorable to the SLCP Fund. Should the position of the Liquidation Trustee prevail, the assets in the escrow account will not belong to the SLCP Fund or its shareholders. The
SLCP Funds legal expenses related to these matters, including costs of possible litigation, are considered extraordinary expenses and therefore are borne by the SLCP
Fund without regard to the SLCP Funds expense limitation agreement. These expenses have been and may continue to be substantial. The SLCP Fund presently is closed to all new purchases. Shareholders who participate in automatic reinvestment of dividend and/ or capital gains distributions will continue to receive shares of the SLCP Fund through those programs.

Each LifeModel Fund indirectly pays a portion of the expenses of the SLCP Fund. These expenses, as well as declines in assets resulting from recent market conditions, may result in the Funds expense ratio being higher than that disclosed in the Prospectus.